CUSIP No. 817209208

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

SENETEK PLC / ENG/

(Name of Issuer)

AMERICAN DEPOSITORY SHARES (ADS) EXCHANGEABLE FOR 40p ORDINARY SHARES

(Title of Class of Securities)

817209208

(CUSIP Number)

WILLIAM O’KELLY

SENETEK PLC

831A LATOUR CT

NAPA, CA 94558

(707) 226-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 817209208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRANK J. MASSINO
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 424,752*
8. Shared Voting Power 0
9. Sole Dispositive Power 424,752*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 424,752*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) IN, HC

*	Includes 355,387 shares issuable upon exercise of options granted to the Reporting Person and exercisable as of October 31, 2008 and within 60 days thereafter.

CUSIP No. 817209208

Item 1.	Security and Issuer

This statement relates to American Depository Shares (“ADS”) exchangeable for Ordinary Shares, par value 40 pence, of Senetek PLC (the “Issuer”), a public limited company organized under the laws of England. The principal executive offices of the Issuer are located at 831A Latour Court, Napa, CA 94558. Each ADS represents one Ordinary share.

Item 2.	Identity and Background

(a)–(c)	Frank J. Massino is the Chairman and Chief Executive Officer of the Issuer. His business address is 831A Latour Court, Napa, CA 94558.

(d)–(e)	During the last five years, Mr. Massino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Massino is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The ADSs beneficially owned by Mr. Massino were acquired either as compensation for Mr. Massino’s services to the Issuer or by open market purchase using personal funds. Mr. Massino has expended $6,713 in the acquisition of ADSs in the past 60 days.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the ADSs that he beneficially owns for investment purposes. The Reporting Person may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise, consistent with applicable legal requirements and policies of the Issuer in relation to transactions in issuer securities by executive officers and directors. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Issuer, it should be noted that the possible activities of the Reporting Person is subject to change at any time.

Mr. Massino is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Accordingly, the Reporting Person will be in a position to influence the operations and activities of the Company.

Except as specifically set forth herein in response to the Instructions to Item 4 of Schedule 13D, the Reporting Person does not have plan or proposal which relates to or would result in and of the actions or circumstances set out in clauses (a) through (i) of the Instructions to Item 4 of Schedule 13D or any action similar to any of those set forth in clauses (a) through (i).

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Massino is the beneficial owner of 424,752 ADSs of the Issuer, representing approximately 5.3% of the Issuer’s Ordinary shares. 355,387 of these ADSs represent rights to acquire ADSs exercisable within the next 60 days.

(b)	Mr. Massino has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 69,365 ADSs of the Issuer held by him directly. An additional 355,387 ADSs beneficially owned by Mr. Massino represent rights to acquire ADSs that have not been issued.

(c)	During the past 60 days, Mr. Massino made the following open market purchases effected through the Bank of New York:

Purchase Date	Number of ADSs Purchased	Price per ADS
11/18/2008	2,512	$1.0017
11/19/2008	1,161	$0.9500
11/20/2008	3,327	$0.9300

CUSIP No. 817209208

(d)	Certain shares of the Issuer ADSs owned by Mr. Massino may be deemed community property under California law, and in that case both he and his wife could be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2008
Date

/s/ Frank J. Massino
Signature

Frank J. Massino
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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